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                              September 6, 2023

       Dr. Orhan Ertughrul
       Chief Operating Officer
       Captivision Inc.
       Unit 18B Nailsworth Mills Estate, Avening Road,
       Nailsworth, GL6 0BS
       United Kingdom

                                                        Re: Captivision Inc.
                                                            Amended
Registration Statement on Form F-4
                                                            Filed on August 25,
2023
                                                            File No. 333-271649

       Dear Dr. Orhan Ertughrul:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2023 letter.

       Form F-4 Amendment No 3

       Risk Factors, page 67

   1. We note that your Current Report on Form 8-K, filed on June 22, 2023, disclosed that you received a notice on
June 14, 2023 from Nasdaq indicating that you were no longer in compliance with Nasdaq
Listing Rule 5452(b)(C) and that you had 45 calendar days from the date of this notice
to submit a plan to regain compliance with such rule. Please tell us the status and revise
your prospectus to discuss any material risks. Further, we note that your Definitive Proxy
Statement on Schedule 14A, filed on July 26, 2023, discusses your reliance on being
listed on Nasdaq as an exclusion from the    penny stock    rules. Please
                                                        revise your prospectus
to discuss the impact of    penny stock    status if delisting occurs and
 Dr. Orhan Ertughrul
Captivision Inc.
September 6, 2023
Page 2
      whether your continued listing could be uncertain if the level of redemptions causes your market capitalization to be too low.
Certain Unaudited Projected Financial Information
Updated Projections, page 164

2.    Please revise to elaborate on your    ongoing capital constraints in 2023
   and    the expenses
      and lead times inherent    in your efforts to pursue international
business opportunities.
       This appears inconsistent with your disclosure on page 295 that marketing and
      advertising expenses    may    be limited by capital constraints. We also
note your
      disclosure on page 166 that you expect each of your fixed costs per square foot, labor costs per square foot and production costs per square foot to be lower than what was included in your January 2023 projections. However, this appears inconsistent with your revised disclosure on page 308 that you estimate approximately $26 million in increased revenues to cover your fixed cost of operations, which we note was $20 million in your prior registration statement, filed on July 7, 2023. Please revise the Risk Factors and
      MD&A sections as appropriate.
Non-IFRS Measures
Adjusted EBITDA, page 311

3. We note your response to prior comment 2. Please disclose, if true, that the inventory impairments and related gains were objectively quantifiable and directly related to the COVID-19 pandemic. Your revised disclosure on pages 311 - 312 do not otherwise mention COVID-19.
       You may contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameDr. Orhan Ertughrul
                                                           Division of
Corporation Finance
Comapany NameCaptivision Inc.
                                                           Office of
Manufacturing
September 6, 2023 Page 2
cc:       Elliott M. Smith
FirstName LastName